                                                                 Exhibit (e)(26)

POST-TRIAL FILING                                                              1


The following weblog installments have been posted to PeopleSoft's website at www.peoplesoft.com. These are the most recent in a series of weblog commentaries written by Gary Reback regarding the ongoing Oracle antitrust trial. These and the other weblog installments may be accessed without charge by clicking on "View from the Court" at PeopleSoft's website at www.peoplesoft.com.

Post-Trial Filing

There have been two written submissions since the conclusion of the trial, as well as a short order from the judge. All of these documents contain important insights into the ultimate disposition of this case.

On July 8, both sides filed proposed "findings of fact" and "conclusions of law." These filings consist of hundreds of pages, in more or less book form, with a table of contents for each document. Each of the documents is organized in the order of presentation that a written opinion would employ. Each statement in these documents is supposed to be backed up with a citation to the trial record or to the written opinion in another case. Generally speaking, the purpose of these documents is to aid the judge in writing his opinion. The judge can go to one of

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POST-TRIAL FILING                                                              2


the filings, look at exactly what a party claims for its assertion on a key point, and check the record himself, if he feels that it's necessary.

In writing an opinion, some judges rely for the most part on the conclusions and findings of the party that prevailed. Other judges write a more original opinion, referring to the submissions mostly for citations.

CONCLUSIONS OF LAW

The Government's proposed "conclusions of law" is a relatively modest document, only about 10 pages in length. It is a skeletal layout of the main critical points of the case, with citations to case law and treatises for virtually every point. This is the traditional way to present "conclusions of law."

Oracle's proposed "conclusions of law" takes a different tack. The document is 46 pages in length, and lays out a complete factual as well as legal argument. From time to time, the text includes a legal citation. But there are numerous long paragraphs with absolutely no legal citations -- sometimes there is a citation to testimony, but in many cases, there is no citation at all. Whether the judge will find this helpful -- or even appropriate -- is not clear.


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POST-TRIAL FILING                                                              3


FINDINGS OF FACT

On July 8, the parties also filed proposed "findings of fact," some elements of which referred to evidence still under seal. The parties were to have filed redacted versions of these documents, so that they could be viewed by the public. Oracle did not appear to have filed a public version, but it did distribute a public version of its findings to members of the press. The Oracle findings offer little in the way of new information. The document is organized in very long paragraphs, each of which discusses a particular subject. The subjects and citations track, more or less, what Oracle attempted to argue in the court during the trial.

The public version of the Government's proposed "findings of fact" is almost 300 pages long, and chock full of citations to both testimony and documents. Each major factual point is broken down into short, factual assertions, with one or more citations to the trial record backing up each point. The last portion of this document is the most interesting to me.

The last 10 or so pages (before the Appendix) is devoted to a critique of each of the four Oracle paid expert witnesses. The document provides record citations to support the argument that

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POST-TRIAL FILING                                                              4


the opinions of Oracle experts are "unfounded, contradicted by other Oracle witnesses for the trial record, or otherwise not credible."

In addition to marshalling all of the contradictions and impeaching material for each expert into a single section, the document serves to remind everyone just how lacking in credibility the Oracle experts appeared, particularly after cross-examination. For example, with ample record citation, the Government filing shows just how profoundly Oracle expert Kutnick contradicted Oracle expert Teece. Kutnick talked about a trend among vendors to write applications that would work with multiple vendor stacks. But Teece assumed as the basis for his entire testimony just the opposite: that there will be tight "co-specialization" leading to a series of closed stacks.

Kutnick, for his part, flatly contradicted Oracle's CEO Larry Ellison. Kutnick claimed that "suites are increasingly an endangered species" and "best-of-breed is going to become more viable." But Ellison, of course, relegated "best of breed" to dog shows, and testified in deposition about how inefficient a best of breed solution is.

Oracle expert Jerry Hausman managed to contradict himself on virtually every major economic point in the case. For example,

POST-TRIAL FILING                                                              5


at deposition Hausman claimed that even if all vendors of packaged software tried to raise prices jointly, they could not do so. At trial, Hausman claimed he had not thought about the issue in detail. Similarly, in his direct examination, Hausman said that his analysis showed that adding one or two vendors made no significant difference to the discount provided. But on cross, Hausman admitted that his own studies show an economic effect both from adding one or two vendors generally, and from adding PeopleSoft specifically.

Finally, the Government submission reminded everyone that Dean Tom Campbell's testimony contradicted the most basic facts about back-office software. As a starter, Campbell's criticisms were based on the assumption that the Government is arguing that each bid is its own antitrust market, even though the Government repeatedly made it clear that such a theory is not part of its case. The punchline occurred when Campbell claimed that the software in issue is "durable," in his words, "it goes on forever. There's nothing to wear out." Of course, customers repeatedly testified that the software must be maintained and upgraded to be usable.

JULY 10 ORDER

On July 10 (Saturday), the judge issued a four-page order to the parties. The order was not posted in the public record until the following week.


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POST-TRIAL FILING                                                              6


The order began by noting that there are two approaches by which the Government can establish the requisite competitive harm: coordinated effects and unilateral effects. Coordinated effects involve a price increase as the result of collusion or tacit cooperation to raise prices by the companies remaining in the market post-acquisition. Unilateral effects involve a price increase by one or more companies acting alone. The order indicated that the judge feels that unilateral effects analysis "seems more appropriate on the facts of the present case."

The order goes on to explain that there are, relatively speaking, fewer unilateral effects cases and that the unilateral effects section of the merger guidelines adopts a "structured approach." The court then asks any party that believes coordinated effects should be applied to this case to explain its reasoning in its post-trial brief. Second, the court directs both parties to provide a detailed analysis for the application of unilateral effects approach. Finally the order lists about a dozen economics books and articles that the judge has already consulted with regard to the issues in the case.
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POST-TRIAL FILING                                                              7


POST-TRIAL BRIEFS

On July 12, both sides filed post-trial briefs. The briefs were limited by court order to 50 pages in length.

At a very high level, the briefs read like an instant replay of the trial. The Government's brief takes all 50 pages (51, actually), and it's chock full of citations and quotes from the record on virtually every point of evidence it's trying to prove. Oracle's brief is only about 40 pages long and has relatively few citations, mirroring Oracle's trial position: few facts and a lot of what I consider fog.

Both briefs take potshots at the other's position, but the Government gets the better of the exchange, pointing out that Oracle could not summon a single one of its roughly 4,000 customers to testify that a small price increase by Oracle, PeopleSoft, and SAP would cause that customer to turn to other options. The Government's brief then refers to Emerson Electric as Oracle's "featured" (read for that "only") customer witness.

The Government's brief also highlights some internal Oracle documents not heretofore featured in the trial. One internal Oracle document from the quarter preceding the tender offer states, "PeopleSoft is our #1 competitor." And another internal

POST-TRIAL FILING                                                              8


Oracle email notes that in Q3 FY2003, Oracle won $5.7 million and lost $1.6 million against PeopleSoft. The report goes on to explain that Oracle wins about 50 percent of the time against PeopleSoft, but that PeopleSoft wins 3:1 based on revenue.

The Oracle brief follows the Oracle trial tactic and takes issue with legal theories the Government neither raised nor relied upon. The Oracle brief continues to criticize the Government for defining each bid as a separate antitrust market, notwithstanding the fact that the Government never asserted that position in trial. And the Oracle brief devotes substantial space to arguing that the Government is asserting a "cluster market" approach, and criticizing that approach. Some cases have take a "cluster market" approach when vendors provide a competing group of products, even though no specific product in one group maps to a specific product in the competitive cluster; nevertheless, the clusters, overall, compete with each other.

The Oracle brief uses a great deal of space to point out the alleged deficiency in the cluster market approach, but fails to acknowledge that the Government's position in this case is not based on "cluster markets." Rather, the Government is arguing that the high function for HR and FMS software sold by Oracle, PeopleSoft, and SAP is the relevant product market. Oracle makes much of the fact that these products are frequently sold with

POST-TRIAL FILING                                                              9


other products (including databases, in Oracle's case), but the Government's brief disposes the entire line of argument by pointing out the leading antitrust treatise characterizes "grouping complementary goods into the same market" -- which Oracle seeks to do -- as "economic nonsense."

From time to time, the writer of the Oracle brief appears to forget that a trial has actually occurred, and continues to make assertions that were totally undermined in the cross-examination. For example, the Oracle brief argues that the affected market is small, citing to the testimony of Safra Catz for the proposition that Oracle sells only a few million dollars a year of high function HR and FMS software. In trial, of course, it was pointed out that Oracle's own documents show that it makes so few sales because its two competitors are winning head-to-head match-ups; Oracle loses against PeopleSoft 3:1 based on revenue, for example.

Finally, both briefs attempt to respond to the judge's request for a framework in which they analyze unilateral effects. The Oracle briefs claims that unilateral effects analysis is appropriate only where the merger creates a single dominant firm, precisely the opposite of what its own economic expert has written in journal articles. Oracle explicitly attempts to roll back the Merger Guidelines to 1984, suggesting that any economic theory that was not fully formed and in widespread use at that time should not be employed today.
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POST-TRIAL FILING                                                             10


The Government, on the other hand, argues that the traditional antitrust authorities are fully applicable in cases involving unilateral effects, and that the more modern unilateral effects approach is merely one tool for assessing the extent of economic injury.

TRIAL -- CLOSING ARGUMENTS                                                     1

FINAL ARGUMENTS

On July 20, the Judge held final arguments in the case. Hewitt Pate, the head of the DOJ Antitrust Division attended, as did Craig Conway, CEO of PeopleSoft. The gallery was packed, with a waiting line outside the door. The parties tried to take their predictable positions, but the Judge had other ideas, repeatedly interrupting both lawyers to focus the discussion on the subjects the Judge wanted to hear about.

CLAUDE SCOTT'S ARGUMENT

Claude led off by presenting the key factual issues the DOJ proved during the case: (1) the testimony of both customers and Big Five consulting firms confirms that there are only three vendors in this market space -- Oracle, PeopleSoft, and SAP; (2) there is extensive head-to-head competition between Oracle and PeopleSoft, producing lower prices and better products, all of which will be lost if the acquisition goes forward; (3) the Oracle position is internally inconsistent, arguing on one hand that small vendors like AMS or Lawson can replace competition that would be lost by PeopleSoft's acquisition (something I believe the record shows is impossible), and on the other hand, that Oracle needs to be even larger than it is to provide effective competition in the market.

TRIAL -- CLOSING ARGUMENTS                                                     2


After this introduction, the Judge interrupted to set his own agenda. These were the issues on the Judge's mind:

- GEOGRAPHIC MARKET. The DOJ argues that the relevant geographic market is the United States, but Oracle claims the market is worldwide. Were Oracle to prevail on this point, SAP's putative market share would increase, and from that Oracle argues that the merger will not produce a dominant firm. But there is no requirement that a merger produce a dominant firm in order to be illegal, a point the Court alluded to time and again during the argument.

         In any event, the Court asked if the DOJ loses the case if the Court determines the market to be worldwide. Claude was fully prepared for this question and put a slide on the screen showing that even under a worldwide market definition, the acquisition produces concentration levels that are too high. The Judge followed up by asking whether, under the worldwide market definition, the merger produces a dominant firm. Claude replied that the merger would produce a duopoly (Oracle and SAP), and would eliminate head-to-head competition between Oracle and PeopleSoft, thereby satisfying the "unilateral effects" test.

TRIAL -- CLOSING ARGUMENTS                                                     3

         As explained in earlier blogs, the merger case law originally focused only on the level of concentration an acquisition or merger produces. Too high a level of concentration meant that the merger was illegal. As economics improved, modern antitrust law (and the Merger Guidelines) have also begun to focus on the predictable effects of mergers. Regardless of concentration, if a merger would enable the surviving company to raise price by itself -- so-called "unilateral effects" -- the merger is illegal. Unilateral effects can be proven by showing a group of customers for which the merging parties are next best substitutes, with relatively little regard for the shares of the merging parties in the overall market. In fact, Oracle's expert, Jerry Hausmann, testified that shares as small as 3-5 percent could still produce unilateral effects, a point emphasized by Claude.

         Alternatively, the DOJ can prevail by showing "coordinated effects" -- that the economic conditions post-acquisition will likely lead to both of the remaining industry participants raising prices, either as a result of outright collusion, or by tacit cooperation. In an earlier order, the Judge indicated that he thought the "unilateral effects" approach appears to be more appropriate for this case than

TRIAL -- CLOSING ARGUMENTS                                                     4

         the "coordinated effects" approach.

- PHILADELPHIA NATIONAL BANK CASE. The DOJ focused on a seminal merger decision, a U.S. Supreme Court decision from 1963, in which a merger of the second and third largest banks in Philadelphia was prohibited under the Clayton Act. The merged banks would have controlled 30 percent of the relevant market, and post-merger, the two largest banks would have controlled 59 percent of the market, a 33 percent increase in concentration.

         In that case, the Supreme Court rejected the argument that the merging banks needed to be bigger to compete against New York banks (much like Oracle's argument that it needs to be bigger to compete against SAP). Even more important was the Court's definition of the relevant product market to include a "cluster of products." Only banks could (at that time) provide time deposits, so the Court concluded that competition from other financial institutions (by competition from point providers here) was irrelevant. Only banks could provide time deposits (just as only Oracle, PeopleSoft, and SAP can provide high function core HR and
         FMS), and the banks competed against each other by offering competing "clusters" of products and services, built around

TRIAL -- CLOSING ARGUMENTS                                                     5

         the time deposit service (much like Oracle, PeopleSoft, and SAP compete with a range of HR and FMS products).

         In the course of answering the Judge's questions, Claude referred to the Philadelphia National Bank Case. Claude pointed out that the Philadelphia National Bank decision has been repeatedly applied in more recent "unilateral effects" cases. The Judge picked up on this and himself pointed out that the similarity between that case and this one -- particularly the "cluster" products built around a product others outside the market do not offer.

- REPOSITIONING BY SAP. The Judge asked about whether SAP could reposition to fill the competitive void if PeopleSoft were acquired. This is a key issue under a "unilateral effects" approach. But under the Merger Guidelines, whether SAP can reposition is irrelevant because SAP is already in the market. The Merger Guidelines asks whether there is a competitor outside the current market which could reposition to fill the void. Claude made this point and went on to cite all the evidence from customers who believe that Oracle and PeopleSoft are close substitutes, that SAP is more distant.

TRIAL -- CLOSING ARGUMENTS                                                     6

- PRODUCT DEFINITION. The Judge made the point that the written articulation of the Government's product definition is unwieldy, with 18 different elements involved. Claude responded that, whatever the difficulty with the written definition, it was clear from the trial testimony that vendors, customers, and analysts all agree that there is an upmarket different from the midmarket. Of significance was the fact that later in the argument, the Judge said the Government's product definition "does make sense."

-        SIZE OF MARKET. The Judge asked whether the affected market is small.
         Claude responded that the Bearing Point witness identified hundreds of projects in this market, and further explained that the market is not just limited to "core" HR and FMS, but includes other products sold by Oracle, SAP, and PeopleSoft in the HR and FMS pillars under the "cluster market" approach. Claude also pointed out that the Government experts testified that the market is $500 million in sales annually and, even beyond that, there are about 1,500 customers with a split footprint between Oracle and PeopleSoft, for which SAP would not be a good choice.

         The test for size of market is whether the affected commerce is "de minimis," and Claude repeatedly made the point that

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TRIAL -- CLOSING ARGUMENTS                                                     7

         the market is much larger than that.

- "DO NOTHING" ALTERNATIVE. The Judge wanted to know if the customers' ability to delay their purchases gave them leverage in negotiations with vendors. Claude responded that only 5 percent of potential customers who start to buy ultimately end up "doing nothing," generally because they do not get their budgets approved, owing to the poor financial conditions of their companies. This does not satisfy the hypothetical monopolist test, argued Claude, in which the Judge looks to see if a 5-10 percent price increase would make a difference. The Judge also pointed out that most potential deals close because the low marginal cost of the product gives vendors an additional incentive to close the deal, even if the margin is low.

- Merger Simulation Analysis. The Judge asked a number of technical questions about the model used by Professor McAfee, which was one of the three independent bases from which McAfee predicted price increases post-acquisition. In addition, the Judge asked whether a bilateral model, rather than an auction-type model, would be more consistent with the reality of the market.

TRIAL -- CLOSING ARGUMENTS                                                     8

- AVAILABILITY OF INFORMATION. The Government contends that the vendors, through the lengthy qualification process, acquire sufficient information to permit them to "price discriminate" -- to charge customers which cannot use midmarket software more money. The Judge pointed out that customers during the proceedings tried to keep confidential information from Oracle, but Claude argued that the information passed during the qualification process was more than enough to permit price discrimination.

- ORACLE DATABASE. The Court asked about the relevance of the fact that the Oracle applications run only on the Oracle database, but the PeopleSoft applications are cross-platform. Claude replied that some customers post-acquisition will have to bear the expense of switching both application and database programs.

- INNOVATION COMPETITION. Claude argued, and the Judge agreed, that Larry Ellison was the Government's best witness on this point. Ellison admitted under cross-examination that only competition in the market guarantees future innovation. "He gave you his answer," said the Judge, "That's the one you wanted."

TRIAL -- CLOSING ARGUMENTS                                                     9

- LOST CUSTOMERS. The Judge pointed out that Oracle's projections, post-acquisition, indicate that Oracle will lose many PeopleSoft customers. Claude also noted that Oracle nevertheless projects a profitable deal, notwithstanding these defections, thereby confirming customer concern that they won't be supported, post-acquisition.

- INDUSTRY CONSOLIDATION. Claude pointed out that any of the benefits Oracle claims would flow from an acquisition of PeopleSoft could be achieved in other ways, without harming competition. The Judge seemed to agree with this point in his comments.

DAN WALL'S ARGUMENT

Predictably, Wall tried to ignore the facts -- which really don't favor Oracle -- and began by focusing on the case law, claiming that the DOJ has to prove the merger would create a dominant firm. En route to this conclusion, Wall argued that the Government should not be permitted to rely on a "coordinated effects" approach. Generally speaking, the Judge appeared to me to buy little of what Wall was selling.

-        UNILATERAL EFFECTS. The Judge interrupted Wall to make

TRIAL -- CLOSING ARGUMENTS                                                    10

         clear that this case is unlike Staples and some other lower court decisions in that the localized competition necessary for unilateral effects was shown here by product characteristics -- "product adjacencies" the Judge called them -- rather than localized geographic competition.

- PRODUCT DEFINITION. The Judge said the Government's product definition was "unwieldy and awkward," but
                  "we heard from customer witness after customer witness..., and these people all say what SAP, Oracle, and PeopleSoft sell is different from other vendors."
         Later in the argument, the Judge again referred to the Government's product definition, saying, "It does make sense."

- GEOGRAPHIC MARKET. The Judge asserted, given a U.S. geographic market, that the merger would produce a dominant firm. Wall disagreed. When Wall tried to argue that Oracle expert witness Jerry Hausmann showed discounts in the U.S. and worldwide were the same, the Judge asked for a specific record citation to show list prices were the same, something Wall could not supply.

TRIAL -- CLOSING ARGUMENTS                                                    11

- HEAD-TO-HEAD COMPETITORS. The Judge drew Wall's attention to Professor Elzinga's analysis of Oracle discount approval forms, showing PeopleSoft and Oracle as head-to-head competitors. Wall argued the evidence was incomplete; maybe PeopleSoft documents showed that it viewed SAP as its biggest competitor. (Claude specifically shot this down, citing PeopleSoft's How To Compete Guides, in his rebuttal presentation.)

- ORACLE'S JUSTIFICATIONS. The Judge pointedly asserted that Oracle had no justification for spending $7.7 billion to buy PeopleSoft, except "to obtain market power in the enterprise application sector." Wall disagreed, implausibly arguing that Oracle was shelling out the money to "compete more effectively."

- EFFICIENCIES. The Judge took issue with Oracle's efficiency analysis, saying, "Your efficiencies are really displayed on the back of an envelope, aren't they?" Wall claimed that Oracle could have hired an expert to do its efficiencies analysis the right way, but thought the approach of having Safra Catz conjure up the cost savings numbers "was more credible to look at."

TRIAL -- CLOSING ARGUMENTS                                                    12

- MARKET DEFINITION. The Judge hammered Wall on Oracle's approach to the market. The Judge first asked Wall to concede that systems integrators are not in the relevant market. Wall declined. The Court asserted that products in the "integration layer" "really don't compete with enterprise application products, do they?" Wall claimed they do. Then the Court stated that stack competition "really doesn't matter for purposes the Court has to decide, does it?" Again, Wall disagreed. Finally (on this point), this exchange:

                  "THE COURT: You criticize the Government for being rather loose with its product definition. Aren't you being rather loose with yours?

                  MR. WALL: Well, I'm not going to answer yes to that. So, I'll answer no."

- CLUSTER MARKET. The Court observed that the Government's product definition is not limited to core HR and FMS products, asserting, "It's a cluster market" and concluding that the Oracle-PeopleSoft-SAP clusters are "unique" because of the functionality those vendors offer. The Judge said the Philadelphia National Bank case is "a pretty good

TRIAL -- CLOSING ARGUMENTS                                                    13

         analogy."

- UNILATERAL EFFECTS. Wall repeatedly claimed that the Government needs to show that the merger will produce a dominant firm in the market, to which the Judge tersely asked, "Do share data matter in a unilateral effects case?" Wall said, "Yes," thereby ignoring the leading economic articles which say, "No."

- PRICE DISCRIMINATION. The Court pointed out that information obtained by vendors during the "long procurement periods" provides the right opportunity "to obtain the kind of information that you need in order to price discriminate." Wall disagreed. The Court went on to observe that the "individually tailored negotiated price" the vendors provide in this market is "inherently a price discrimination price." Again, Wall disagreed. And the Court said that the ability of Oracle, SAP, and PeopleSoft to "find the point at which the customer will walk" is "what makes Professor McAfee's analysis so compelling here." Said Wall, "That's another thing you won't get me to acknowledge."

-        ORACLE DATABASE. In response to the Court's question, Wall

TRIAL -- CLOSING ARGUMENTS                                                    14

         claimed the fact that Oracle applications work only with the Oracle database has no particular significance "to the antitrust analysis."

-        CUSTOMER TESTIMONY. Here is the Court's last question to Wall:

                  "How do I deal with the compelling testimony of all of their customer witnesses who got on the stand, who know their business, who know this market, and who perceive a gap between the products of Oracle, PeopleSoft, and SAP from everybody else?"

         Yes, the Judge said "compelling." Wall's response went four pages in the transcript but said, in my opinion, absolutely nothing.

- ECONOMIC ANALYSIS. Wall tried hard to criticize the economic analysis of the DOJ experts, who are some of the most famous economists in the world. For example, Wall compared Professor McAfee's auction simulation model to a "cartoon," and said,

                  "Maybe I'm just a thirsty man in the desert trying to find something in the nature of hardcore economic analysis."

TRIAL -- CLOSING ARGUMENTS                                                    15

         Some of the press reported this comment. Here's my suggestion: Next time you're thirsty, Dan, have a beer.

CLAUDE SCOTT'S REBUTTAL

In his rebuttal, Claude slammed the door on a number of Wall's contentions, largely without interruption from the Judge. First, Claude showed that customers testified repeatedly that they would not have selected a different applications vendor in the face of a 5-10 percent price increase. Then Claude emphasized each of his strongest points, in turn: (1) that customers and vendors perceive a separate mid-market; and (2) that the Oracle discount forms do not show any meaningful competition for Oracle, apart from PeopleSoft and SAP.

Claude spoke extensively about unilateral effects analysis, explaining that it is a tool for antitrust analysis, not a conclusion. Referring to antitrust treatises, Claude showed that there are a number of valid unilateral effects approaches which fully square with the Government's proof. And Claude went through the evidence showing that SAP is not as well positioned for many customers as either Oracle or PeopleSoft.

Claude concluded by pointing out what he characterized as the "most telling evidence" -- that customers oppose the deal, but

TRIAL -- CLOSING ARGUMENTS                                                    16

PeopleSoft's competitors favor it.

Important Additional Information
PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 regarding Oracle's tender offer. PeopleSoft stockholders should read the
Schedule 14D-9 (including any amendments or supplements) because these documents contain important information. The Schedule 14D-9 and other public filings made by PeopleSoft with the SEC are available without charge from the SEC's website at www.sec.gov and from PeopleSoft at www.peoplesoft.com.